September 24, 2009

By Overnight Courier

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:          Maidenform Brands, Inc.’s Form 10-K for the Fiscal Year Ended January 3, 2009 (File No. 001-32568) (the “Form 10-K”)

Dear Mr. Owings:

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the letter dated September 3, 2009  regarding the above-referenced Form 10-K of Maidenform Brands, Inc. (the “Company”).

The Staff requested that we comply with comments in all future filings, as applicable.  We confirm that we will comply with such comments in all future filings, as applicable.

Enclosed please find the Company’s response to the Staff’s comment letter in the following numbered paragraphs which correspond to the paragraph numbers in the comment letter.

Item 1. Business, page 1

Distribution Channels, page 6

1.
You disclose that you had three customers that each accounted for more than 10% of your net sales in 2008 and 2007 and two customers that each accounted for more than 10% of your net sales in 2006.  Please disclose the name of each of these customers and the relationship, if any, of these customers  with you or your subsidiaries if sales to such customer equal 10% or more of your consolidated revenues and the loss of such customer would have a material adverse effect on you and your subsidiaries taken as whole.  In this regard, we note your disclosure on page 12 in the risk factor “We depend on a limited number of customers for a significant portion of our sales, and our financial success is linked to the success of our customers, our customers’ commitment to our products and our ability to satisfy and retain our customers. . . .” that “[t]he loss of a customer or a reduction in the amount of [your] products purchased by one or more of [your] customers could have a material adverse effect on [your]business, results of operations or financial condition.” Refer to Item 101(c)(1)(vii) of Regulation S-K.

Maidenform’s Response:

We respectfully advise the Staff that, we will disclose in all applicable future filings the names of each of our customers that account for more than 10% of our net sales, our relationship with such customers and that the loss of such customers would have a material adverse effect on our company and our subsidiaries taken as a whole.  The revised disclosure is set forth below:

“In 2008, we derived approximately 86% of our net sales from our wholesale segment and approximately 14% of our net sales from our retail segment. We had three customers, Kohl’s, Wal-Mart and Macy’s, that each accounted for more than 10% of our net sales in 2008 and 2007 and two customers, Kohl’s and Macy’s, that each accounted for more than 10% of our net sales in 2006.  We do not enter into long-term sales contracts with our major customers.  Instead, we rely on long-standing relationships and on our position in the marketplace.  As a result, we face the risk that one or more of our major customers may significantly decrease its or their business with us or terminate its or their relationships with us.  Any such decrease or termination of our major customers' business could result in a material decrease in our sales and operating results.”

Item1A. Risk Factors, page 11

2.
In this risk factor you disclose that your “success depends largely upon the continued services of [your] executive officers and other key personnel. . .” and [a]ny loss or interruption of the services of one or more of [your] executive officers or key personnel could result in [your] inability to manage [your] operations effectively and/or pursue [your] business strategy.” We note that your former chief executive officer, Mr. Ward, and your former executive vice resident, general counsel and secretary, Mr. Masket, both retired during the last fiscal year and that another named executive officer, your former chief financial officer, Mr. Lively, resigned during the last fiscal year. Please disclose what impact, if any, the loss of the services of one or more of these executive officers, or any other key personnel, has had on your ability to manage your operations effectively and/or pursue your business strategy.

Maidenform’s Response:

Please see the revised risk factor below in response to the Staff’s comment:

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner.

Our success depends in part upon the continued services of our executive officers and other key personnel, including senior design, marketing, operational and finance executives. Any loss or interruption of the services of one or more of our executive officers or key personnel could result in our inability to manage our operations effectively and/or pursue our business strategy. During 2008, our former, Chief Executive Officer, Thomas Ward, and our General Counsel, Steven Masket, both retired, and our former Chief Financial Officer, Dorvin Lively, resigned.  Although, each of these individuals was integral to our business, we had a succession plan in place for the Chief Executive Officer to reduce the potential risks associated with his departure.  Pursuant to such plan, Maurice Reznik, who had formerly served as our President, was appointed Chief Executive Officer, and other senior key personnel in the design, marketing, operations and finance departments remained with the Company. Shortly after the departure of our General Counsel and Chief Financial Officer, we filled these positions with qualified employees.  Consequently, the retirement and resignation of these former executive officers did not impact our ability to manage our operations effectively and/or pursue our business strategy.

Item 8. Financial Statements and Supplementary Data, page 48

Notes to the Consolidated Financial Statements, page 54

Note 2: Summary of Significant Accounting Policies, page 54

Cash and Cash Equivalents, page 55

3.
It appears that an investment with an original maturity in excess of three months on the date of purchase would not meet the definition of a cash equivalent when its remaining maturity at the balance sheet date is three months or less.  Please tell us why your accounting policy complies with paragraph 8 of SFAS 95.  In addition, tell us the nature and amount of investments classified as cash equivalents at each balance sheet date and the amounts with original maturities of three months or more on the date of purchase.

Maidenform’s Response:

We respectfully advise the Staff that we believe we are compliant with paragraph 8 of SFAS 95 due to the fact that as of January 3, 2009 and December 29, 2007 all investments classified as cash equivalents had original maturities of three months or less.  The Company’s cash is generally held in money market funds which are readily convertible into cash.  In future filings we will amend our accounting policy for cash and cash equivalents to read as follows “We consider all highly liquid investments that have original maturities of three months or less to be cash equivalents.”

Note 3.  Property, Plant and Equipment, page 60

4.
Please tell us whether the property and equipment related to your former headquarters has been sold or is still classified as held for sale.  If the property and equipment is still classified as held for sale, tell us the facts and circumstances that support an exception to the one-year requirement in paragraph 30 of SFAS 144.

Maidenform’s Response:

We respectfully advise the Staff that, as of January 3, 2009, the Company’s former headquarters had not been sold and was still classified as held for sale.  For the year ended January 3, 2009, the Company evaluated the “held for sale” status of its former headquarters in accordance with paragraph 31(c) of FAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.”

FAS No. 144, paragraph 31(c), states that if during the initial one-year period, circumstances arise that previously were considered unlikely and, as a result, a long-lived asset previously classified as held for sale is not sold by the end of that period and (1) during the initial one-year period the entity initiated actions necessary to respond to the change in circumstances, (2) the asset is being actively marketed at a price that is reasonable given the change in circumstances, and (3) the criteria in paragraph 30 are met then the sale of such property falls within an exception to the one-year requirement in paragraph 30 of SFAS 144.

In October 2007, the Company relocated its headquarters and began actively marketing its former headquarters.  Shortly thereafter the economy entered into a recession.  The Company entered into its first purchase and sale agreement in December 2007.  The Company was not able to close the deal resulting from the potential purchaser’s inability to obtain financing.  In February 2009, the Company entered into a second purchase and sale agreement.  Again, the potential purchaser was not able to obtain financing and the deal was never consummated.  In July 2009, the Company entered into a third purchase and sale agreement.  As of the date of this letter, the sale is still pending.  As a result of the global economic downturn and the corresponding inability to obtain new financing, as well as the deterioration of the real estate market, the Company was not successful in closing the first and second purchase and sale agreements.  During the initial one-year period, the Company initiated actions necessary to respond to the change in circumstances by reducing the selling price to what was believed to be the current market value at that time.

The Company believes the former headquarters is properly classified as an asset held for sales given its reaction to the then market conditions by reducing the selling price after each of the first two agreements failed to close and the continued marketing efforts.  This conclusion was determined after reviewing the accounting guidance in FAS No. 144, paragraph 31(c).

Note 5.  Debt, page 62

5.
Please describe the restrictions on payments between Maidenform Brands, Inc. and its subsidiaries disclosed in third paragraph on page 63 and the amount of restricted net assets for subsidiaries at the end of the most recently completed fiscal year.  Refer to Rule 4-08 of Regulation S-X.

Maidenform’s Response:

In response to the Staff’s comment, below is a description of the restrictions between Maidenform Brands, Inc. and its subsidiaries.

Maidenform, Inc. (the “Subsidiary”) shall not, and shall not permit any of its subsidiaries to, directly or indirectly, declare, order, pay, make or set apart any sum for any payment (“Restricted Junior Payment”).

The Subsidiary may make Restricted Junior Payments to Maidenform Brands, Inc. (also referred to herein as the “Company”):

1.
to the extent necessary to permit the Company to pay the franchise fees or similar taxes and fees required to maintain its corporate existence.  Furthermore, the Subsidiary may discharge the consolidated (or a unitary or combined state and local) tax liabilities of the Company and its subsidiaries and pay taxes which are not determined by reference to income, but which are imposed on the Company  as a result of the Company’s direct or indirect ownership of the equity of the Subsidiary, in each case so long as the Company applies the amount of any such Restricted Junior Payment for such purpose.

2.	in an aggregate amount not to exceed $5,000,000 in any fiscal year, to the extent necessary to permit the Company to pay general administrative costs and expenses.

3.
 so long as no event of default shall have occurred and be continuing or shall be caused thereby, in an aggregate amount not to exceed $2,000,000 in any fiscal year, with unused amounts being available in future fiscal years, to the extent necessary to permit the Company to repurchase shares of its capital stock (or options or warrants to acquire its capital stock) from employees of the Subsidiary (other than pursuant to a stock repurchase).

4.	to the extent necessary to permit one or more stock repurchases, the aggregate amount of which shall not exceed $25,000,000 in the aggregate.

At January 3, 2009, the Subsidiary had restricted net assets of approximately $119.4 million, or 99.8%, of total net assets.  The Company refers the Staff to the Form 10-K, Footnote 22, “Condensed Financial Information of Parent Company”, where it previously disclosed the restricted net assets.

Please see below the revised footnote disclosure in response to the Staff’s comment:

The Credit Facility contains affirmative and restrictive covenants, including: (a) maintenance of a minimum fixed charge coverage ratio, (b) maintenance of a maximum leverage ratio, (c) limitations on consolidated capital expenditures, (d) limitations on the incurrence of indebtedness and liens, (e) limitations on investments/acquisitions and (f) restrictions on payments between the Company and its subsidiaries.  The Company’s subsidiaries are restricted from, directly or indirectly, declaring, ordering, paying, making or setting apart any sum for any payment (“Restricted Junior Payment”). The subsidiaries may, however, make Restricted Junior Payments to the Company to the extent necessary to permit the Company to (a) pay taxes and fees required to maintain the Company’s existence, (b) pay general administrative costs and expenses, c) repurchase shares of the Company capital stock from employees of its subsidiaries, and d) repurchase its capital stock.  In addition, subject to specified exceptions and limitations and reinvesting options, partial prepayments of outstanding loans may be required with the proceeds of asset sales, sales of equity and debt securities, and with certain insurance and condemnation proceeds.

Note 16.  Valuation and Qualifying Accounts, page 77

6.
We note your disclosure that you include a reserve for term discounts and cooperative advertising commitments in accounts receivable reserves.  Please provide the information required by Rule 12-09 of Regulation S-X with respect to these reserves or tell us why the disclosure is not required.

Maidenform’s Response:

The Company acknowledges the Staff’s comment with regard to the following requirement of Rule 12-09 of Regulation S-X with respect to reserves in connection with term discounts and cooperative advertising commitments.  In future filings the Company will disclose in its valuation and qualifying accounts disclosure the reserves associated with term discounts and cooperative advertising commitments.

Please see below the revised disclosure in response to the Staff’s comment:

	Allowance for
	Trade	Coop	Doubtful	Inventory	Sales Returns
	Discounts	Advertising	Accounts	Valuation	and Allowance

Balance, at December 31, 2005	$1,345	$221	$224	$2,800	$7,776

Additions, charged to expense	14,479	9,396	44	7,632	42,827
Write-offs	(14,287)	(9,200)	-	(5,951)	(42,335)
Balance, at December 30, 2006	1,537	417	268	4,481	8,268

Additions, charged to expense	13,887	10,975	88	7,400	47,553
Write-offs	(13,905)	(9,602)	(57)	(7,140)	(46,306)
Balance, at December 29, 2007	1,519	1,790	299	4,741	9,515

Additions, charged to expense	13,427	10,189	2,218	8,856	51,890
Write-offs	(13,504)	(10,631)	(1,120)	(8,328)	(52,263)
Balance, at January 3, 2009	$1,442	$1,348	$1,397	$5,269	$9,142

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

(3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 732-621-2101 with any questions that you may have with respect to the foregoing.

Sincerely,

/s/ Christopher Vieth
Executive Vice President
Chief Operating Officer &
Chief Financial Officer